Exhibit 3.5

CERTIFICATE OF ACTION WITHOUT MEETING

The undersigned, being all of the Directors of VMH VideoMovieHouse.com, Inc., a British Columbia corporation, (the "Company") do hereby consent and agree to the adoption of the following resolution:

RESOLVED, that the Company split its outstanding shares of common stock on the basis of 13,243,500 shares for each one share outstanding, there currently being one share outstanding.

The foregoing resolution was unanimously adopted by the Board of Directors of the Company on the 20th day of September, 2001. Action was taken pursuant to applicable British Columbia law which provides that such action which might be taken at a meeting of the Board of Directors may be taken without a meeting if a record thereof be made in writing and signed by all of the members of the Board of Directors

/s/ Calvin Kantonen
Calvin Kantonen